September 23, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:   Ivan Griswold

Re:	Veeva Systems Inc.
Confidential Draft Registration Statement No. 4 on Form S-1
Submitted on August 26, 2013
CIK 0001393052

Dear Mr. Griswold:

On behalf of Veeva Systems Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 10, 2013 and by teleconference on September 20, 2013 relating to the Company’s Confidential Draft Registration Statement No. 4 on Form S-1, confidentially submitted on August 26, 2013 (“Draft Registration Statement No. 4”).

On behalf of the Company, we are also filing via EDGAR an amendment (“Amendment No. 2”) to the Registration Statement on Form S-1 initially filed with the SEC on September 11, 2013 (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against the Registration Statement, having already provided marked copies of the Registration Statement against Draft Registration Statement No. 4).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues

Fiscal 2013 compared to Fiscal 2012, page 55

1.

We have reviewed your response to prior comment 5 and the expanded disclosure. Your disclosure still does not appear to provide an analysis, including quantification, of the factors that contributed to the increase in revenue period over period. For example, we note that you identify the percentage of subscription services revenue from North America period over

Securities and Exchange Commission

September 23, 2013

period, but provide no analysis of why this percentage changed period over period. We continue to note that your subscription services revenues increased 125% in 2013 compared to 2012 and your professional services and other revenues increased 96% over this same period. Please provide an analysis and quantification of the material factors that impacted your revenue. Your response indicates that non-CRM solutions provided a modest contribution in the periods presented. It would appear this information would be important to the understanding of an investor. Please tell us your consideration of discussing the number of customers or average revenue per customer to quantify the increases in revenue. Similar concerns apply to your interim disclosures on page 52 and Fiscal 2012 compared to Fiscal 2011 disclosures on page 55. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised Amendment No. 2 on pages 52, 55 and 56, among other things, to: (1) more clearly analyze and explain the period-over-period increases in subscription services revenues, which had previously been quantified in Draft Registration Statement No. 4; (2) provide an analysis and quantification of the material factors impacting the period-over-period increases in professional services and other revenues; (3) provide an analysis of why the percentages of subscription services revenues and professional services and other revenues, respectively, from North America changed period over period and (4) respond to the Staff’s oral comments on September 20, 2013.

In further answer to the Staff’s question regarding the consideration we gave to discussing the number of customers or other metrics based on number of customers to quantify the increases in revenues, we refer the Staff to the answers to question 20 of our letter of August 2, 2013 and question 2 of our letter of August 26, 2013. Nevertheless, we note that our analysis and quantification of the material factors impacting the period-over-period increases in professional services and other revenues provided in Amendment No. 2 is based on revenues attributable to existing customers and new customers.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 66

2.	We note your response to prior comment 7. Please provide a more detailed analysis to support your reevaluation to consider utilizing the January 31, 2013 valuation for your March 2013 issuances. In this regard, we note that you granted 13,448,499 stock options in March 2013 compared to 350,500 options in February 2013 and 487,000 options in May 2013.

There are two principal reasons why the January 31, 2013 valuation was used for the March 2013 issuances and why the Company continues to believe that such valuation was appropriate for the March 2013 grants. First, as disclosed in Draft Registration Statement No. 4, the Company did not have updated quarterly operating results or forward forecasts as of the dates of the March 2013 issuances as compared to the information utilized in the January 31, 2013 valuation. The dates of such issuances, March 10 and March 26, were too early in the Company’s first quarter (38 and 54 days respectively) for the Company to have visibility into whether its revenues and other financial results for the first quarter would be less than, consistent with or greater than the Company’s January 31, 2013 quarter or other past periods. It was only in April, after the March 2013 grants, that the Company knew that its revenues for the quarter ended April 30, 2013 would exceed revenues for the three months ended January 31, 2013. In the absence of updated quarterly operating results or forward forecasts at the time of the March 2013 issuances as compared to the information utilized in the January 31, 2013 valuation, the Company’s January 31, 2013 valuation was determined to be the most appropriate to use.

Securities and Exchange Commission

September 23, 2013

Furthermore, no additional significant steps were taken toward an initial public offering from January 31, 2013 through the dates of the March 2013 issuances. Prior to January 31, 2013, the Company’s initial public offering preparations included internal process review, development of public company reporting capabilities, hiring a general counsel with public company experience, and interviewing, but not yet selecting, potential lead underwriters. Between January 31, 2013 and the March 2013 issuances, the Company continued to consider whether to commence an initial public offering but took no additional significant steps towards commencing an initial public offering. As part of this process to evaluate commencing an initial public offering, during the week of March 18, 2013, the company held meetings with potential investors in reliance on Section 5(d) of the Securities Act. As of the March 10 and 26 grant dates, however, the Company had not yet selected lead underwriters to represent it in a potential offering or taken other significant steps. Following the March 2013 issuances and before the April 30, 2013 valuation date, however, the Company took several significant steps toward an initial public offering, including selecting lead book-running managers (approximately April 1, 2013), engaging legal counsel to represent it in an offering (approximately April 22, 2013) and setting a date of May 16, 2013 for an organizational meeting with the underwriters for a contemplated initial public offering.

In addition, the Company believes it is helpful to understand the purpose of the March 2013 issuances. Options to purchase 13,034,999 shares were granted on March 10, 2013 as part of a long-term equity incentive and retention program for employees. The grants made on March 10, 2013 vest over five periods that commence on the first day of its fiscal years 2015 through 2018. The March 10, 2013 grants generally begin vesting as to each employee when the prior grants to each employee are fully vested. The timing of the vesting of these options, as a percent of the total amount granted, is expected to be as follows:

Fiscal Year Ending January 31,	% Expected to Vest
2014	0%
2015	5%
2016	14%
2017	16%
2018	20%
2019	20%
2020	15%
2021	6%
2022	4%

Accordingly, the stock-based compensation expense for these grants will be recognized over the periods reflected above and will, therefore, be less impactful in any period than our normal grants associated with new employees.

Options to purchase 413,500 shares were granted on March 26, 2013, as part of our normal process for granting options to new employees.

In response to the Staff’s comment and in light of our response above, the Company has revised Amendment No. 2 on page 71 (1) to reflect that the March 2013 grants were made early in the quarter ended April 30, 2013; (2) to state that no significant steps were taken toward an initial public offering from January 31, 2013 through the dates of the March 2013 issuances; and (3) to further disclose the steps taken after the March 2013 issuance and prior to the April 30, 2013 valuation date toward an initial public offering.

Securities and Exchange Commission

September 23, 2013

3.	We note on page 71 that the April 30, 2013 valuation took into account your February 14, 2013 announcement of the new Approved Email solution and that you had taken steps to begin the process of the initial public offering. Please explain why the February Approved Email announcement had a notable impact on your April 30, 2013 valuation but apparently was not considered in your March 2013 valuation. Please explain what steps you had undertaken toward the initial public offering through March 2013. Also tell us what additional steps were then taken through the April 30, 2013 valuation date that impacted the 46% increase in fair value from the March grants to the May grants.

In response to the Staff’s comment, we respectfully submit that the Company’s compensation committee evaluates a number of factors when determining the fair value per share of our common stock in connection with the grants of stock options. As disclosed on page 68 of Draft Registration Statement No. 4, “No single event caused the valuation of our common stock to increase or decrease. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock.” The Company’s February 14, 2013 announcement of its new Approved Email solution was only one of a number of factors the compensation committee took into account in connection with the April 30, 2013 valuation date for stock options granted in May 2013. As disclosed on page 71 of Draft Registration Statement No. 4, the valuation also took into account that its revenues for the three months ended April 30, 2013 exceeded our revenues for the three months ended January 31, 2013 by 7.5%. In addition, based on its growth and its assessment of future growth potential, the Company had revised its financial forecasts for future fiscal years. In addition, as described in the response to question 2 above, several significant steps were taken towards commencing an initial public offering following the March 2013 issuances and before the April 30, 2013 valuation date. As a result of these significant steps, the April 30, 2013 valuation reflected a non-marketability discount of 10%, down from 12.5% in the valuation prepared as of January 31, 2013, due to a greater likelihood of a liquidity event. In addition, even though the Approved Email solution was announced in February 2013, the Company had not recognized revenues from orders for Approved Email either at the time of the March 2013 issuance or the April 30, 2013 valuation date. As a result of these factors, the Company does not believe that the February 2013 announcement of the Approved Email solution was significant for purposes of the March 2013 issuances even though it was one of a number of factors considered in connection with the April 30, 2013 valuation date.

* * * *

Securities and Exchange Commission

September 23, 2013

Please contact me or, in my absence, Richard C. Blake, at (650) 321-2400, if you have any questions about this submission.

Sincerely yours,

/s/ Brian C. Patterson

Brian C. Patterson
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Timothy S. Cabral
Josh Faddis, Esq.
Veeva Systems Inc.

Robert V. Gunderson, Jr., Esq.

Brian C. Patterson, Esq.

Richard C. Blake, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Gordon K. Davidson, Esq.

Jeffrey R. Vetter, Esq.

James D. Evans Esq.

Fenwick & West LLP

Lynn DeVaughn

KMPG LLP